UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

        CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

           #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  Y

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Canadian Empire Exploration Corp

(Registrant)

Date: May 19, 2004

By  Jeannine P M Webb

Jeannine P.M. Webb, CFO, Corporate Secretary

*Print the name and title under the signature of the signing officer.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

April 14, 2004

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

(signed) Jeannine P.M. Webb

(signed) John S. Brock

Jeannine P.M. Webb

John S. Brock

Chief Financial Officer

President

Auditors' Report

To the Shareholders of

Canadian Empire Exploration Corp.

We have audited the consolidated balance sheets of Canadian Empire Exploration Corp. as at December 31, 2003 and 2002 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended
December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 14, 2004

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. In the United States, reporting standards for auditors also require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 4 to the financial statements. Our report to the shareholders dated April 14, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 14, 2004

Canadian Empire Exploration Corp.

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2003 and 2002

(expressed in Canadian dollars)

	2003	2002
	$	$
Assets

Current assets
Cash and cash equivalents (note 1)	1,067,042	729,735
Accounts receivable	9,278	69,570

	1,076,320	799,305
Reclamation deposits (note 3)	9,600	-
Resource assets (notes 4 and 10(a))	-	1,008,652

	1,085,920	1,807,957

Liabilities
Current liabilities
Accounts payable and accrued liabilities	192,802	155,584
Due to management company (note 6)	46,394	30,623

	239,196	186,207

Shareholders' Equity

Capital stock (note 5)
Authorized
250,000,000 common shares without par value
Issued
28,474,086 common shares (2002 - 15,841,086)	21,257,464	19,835,320
Special warrants (note 5)	-	246,000
Stock options and warrants (note 5)	145,509	-
Contributed surplus	64,784	64,784
Deficit	(20,621,033)	(18,524,354)

	846,724	1,621,750

	1,085,920	1,807,957

Nature of operations and going concern (note 1)

Subsequent events (note 10)

Approved by the Board of Directors

             (signed) John S. Brock             Director                                 (signed) Douglas Proctor                      Director

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)
	2003	2002	2001
	$	$	$

Administration expenses
Audit and related services	35,458	14,887	20,000
Bank charges	1,178	1,070	758
Tax penalty on flow-through shares renounced	14,309	-	-
Consulting	7,250	14,805	2,450
Depreciation	-	-	58
Insurance	2,873	2,369	2,084
Interest on promissory note (note 6)	412	-	4,013
Legal	16,046	78,474	91,166
Loss on foreign exchange	2,475	173	1,298
Office operations and facilities	58,745	67,350	113,309
Salaries and wages	67,521	71,206	49,614
Shareholder communication	44,201	136,145	455
Stock option compensation	145,509	-	-
Transfer agent and filing fees	43,064	45,206	28,729
Travel	-	1,151	9,416

	439,041	432,836	323,350

Other expenses (income)
Interest income	(9,144)	(4,650)	(3,087)
Expenses recovered	(1,337)	-	-
Write-off of account receivable (note 4)	-	199,672	-
Write-off of exploration expenditures (note 4)	1,475,505	349,104	18,612
Write-off of property acquisition costs (note 4)	113,814	-	91
General exploration expenditures	78,800	45,647	49,633

	1,657,638	589,773	65,249

Loss for the year	2,096,679	1,022,609	388,599

Deficit - Beginning of year	18,524,354	17,501,745	17,113,146

Deficit - End of year	20,621,033	18,524,354	17,501,745

Basic and diluted loss per common share	0.12	0.12	0.11

Weighted average number of common shares
outstanding	17,964,336	8,657,892	3,531,045

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$

Exploration and mineral property expenditures
Accommodation	32,260	38,458	926
Assay and geochemical analysis	12,918	29,305	-
Consulting	31,563	92,265	9,291
Depreciation	-	2,236	838
Drilling	110,483	581,627	-
Environmental and permitting	-	100	905
Expediting	6,422	7,032	2,007
Field supplies	9,421	15,772	64
Fuel	14,810	9,965	-
Maps, printing and drafting	5,053	4,900	1,370
Project management fees	52,041	27,053	4,538
Property acquisition costs	22,555	91,159	5,091
Salaries and wages	212,663	201,904	43,144
Surveys	48,302	92,627	-
Transportation	100,976	209,000	162

	659,467	1,403,403	68,336

Consideration received relating to the sale of Guadalupe	-	-	(657,051)
Write-off of exploration expenditures	(1,475,505)	(349,104)	(18,612)
Write-off of property acquisition costs	(113,814)	-	(91)
General exploration expenditures	(78,800)	(45,647)	(49,633)
Reclassification (note 4)	-	-	(199,672)

	(1,668,119)	(394,751)	(925,059)

Increase (decrease) in exploration and mineral
property expenditures	(1,008,652)	1,008,652	(856,723)

Balance - Beginning of year	1,008,652	-	856,723

Balance - End of year (note 4)	-	1,008,652	-

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

	2003	2002	2001
	$	$	$
Cash flows from operating activities
Loss for the year	(2,096,679)	(1,022,609)	(388,599)
Items not affecting cash
Depreciation	-	-	58
Write-off of account receivable	-	199,672	-
Stock option compensation	145,509	-	-
Write-off of exploration expenditures	1,475,505	349,104	18,612
Write-off of property acquisition costs	113,814	-	91

	(361,851)	(473,833)	(369,838)
Changes in non-cash working capital items
(Increase) decrease in accounts receivable	60,292	(60,444)	(2,795)
Increase (decrease) in current liabilities	52,989	(25,940)	(373,928)

	(248,570)	(560,217)	(746,561)

Cash flows from financing activities
Issue of common shares	1,266,000	2,315,000	117,000
Special warrants	-	246,000	-
Share issue costs	(89,856)	(362,765)	(1,934)

	1,176,144	2,198,235	115,066

Cash flows from investing activities
Property acquisition costs	(22,555)	(13,159)	-
Deposit for reclamation bonds	(9,600)	-	-
Exploration expenditures - net of depreciation	(558,112)	(949,361)	(17,865)
Sale of Guadalupe property (note 4)	-	-	657,051

	(590,267)	(962,520)	639,186

Increase in cash and cash equivalents	337,307	675,498	7,691
Cash and cash equivalents - Beginning of year	729,735	54,237	46,546

Cash and cash equivalents - End of year (note 1)	1,067,042	729,735	54,237

Supplemental cash flow information
Non-cash operating and financing activities
Issue of shares for share issue costs	6,300	60,000	-
Issue of shares for mineral property costs	-	393,000	-

	-	393,000	-

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

1

Nature of operations and going concern

Canadian Empire Exploration Corp. (the company) is in the business of acquiring and exploring mineral properties.

The company has not yet determined whether its properties contain mineral deposits that are economically recoverable. All of the company's mineral property interests are currently located in Canada. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable mineral deposits, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

As at December 31, 2003, the company had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties. As at December 31, 2003, the company has an unrestricted working capital deficit of $90,767.

The company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2

Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 9, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico.

(1)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Resource assets

The company records its interests in mineral properties at cost less option payments received and other recoveries. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold or allowed to lapse. These expenditures will be amortized over the estimated useful life of the property using the units-of-production method over proven and probable reserves following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures are expensed as incurred.

On a quarterly basis, senior management reviews the carrying value of deferred mineral property acquisition and exploration expenditures to assess whether there has been any impairment in value. In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for when received. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's costs are recovered. Option payments received in excess of costs incurred will be credited to income.

(2)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Income taxes

Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the year.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. The effect of exercise of share options and warrants would be anti-dilutive.

During the year ended December 31, 2001, the company consolidated its outstanding common shares such that every 10 shares outstanding were replaced by one new common share.

Stock-based compensation

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity. Consideration received on exercise of stock options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

(3)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

3

Reclamation deposit

At December 31, 2003, $9,600 was pledged to the British Columbia Ministry of Energy and Mines as security for reclamation costs of the Big Bulk property. The funds were returned to the company on January 12, 2004.

4

Resource assets

			2003	2002

	Property acquisition expenditures $	Deferred exploration expenditures $	Total $	Total $

Hemlo West	-	-	-	276,195
Amos	-	-	-	333,024
Yukon Olympic	-	-	-	242,340
Big Bulk	-	-	-	131,617
VMS	-	-	-	25,476

	-	-	-	1,008,652

a)

Hemlo West property

During 2002, the company entered into an agreement with Teck Cominco Limited (Teck Cominco) to acquire the rights to earn an interest in the Hemlo West property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $2 million on exploration by December 31, 2005 ($280,285 spent by December 31, 2003). Upon completion of the minimum in exploration expenditures, a joint venture will be formed with the company holding 80% and Teck Cominco holding 20%. In order to maintain its 80% interest in the joint venture, the company is required to fund additional exploration to the completion of a pre-feasibility study. Teck Cominco would then have a one-time election to back-in for a 60.8% interest in the project by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study. The company would then have a 39.2% interest in the property and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production. Subsequent to year-end, the company relinquished its interest in the property and accordingly wrote off deferred exploration expenditures of $280,285 as at December 31, 2003.

(4)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

b)

Amos property

During 2002, in connection with the Teck Cominco Agreement (note 5(c)) the company acquired the rights to earn an interest in the Amos property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company could earn an initial 80% interest by spending $2 million on exploration by December 31, 2005 ($328,206 spent by December 31, 2003). The terms of the agreement are identical to those as described for the Hemlo West property. During 2002, the company entered into an agreement with an optionee whereby the optionee could acquire up to 50% of the company's interest in the property, by exercising three options by way of staged exploration expenditures totalling $2 million by September 30, 2003.

The optionee had the right to convert its investment in the project into common shares of the company at a predetermined conversion rate (840,000 common shares issued to December 31, 2003 at a market value of $315,000). Prior to December 31, 2002, the optionee relinquished the right to the property back to the company, and during 2003, the company relinquished its right to the property and wrote off $7,959 of property acquisition costs and $328,206 of deferred exploration expenditures.

c)

Yukon Olympic property

During 2002, the company entered into agreement to acquire a 51% interest in the Yukon Olympic property by making staged exploration expenditures totalling $1.5 million ($334,624 spent by December 31, 2003) and issuing 900,000 common shares in stages prior to December 31, 2005 (300,000 common shares issued prior to December 31, 2003). A joint venture will then be formed with the company holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the company's prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. In connection with the Yukon Olympic property, a finder's fee of 200,000 common shares was paid to Western Prospector Group Ltd. (Western Prospector), a party related by virtue of common management. The vendor has the right to earn a 100% interest in the property subject to a 1.5% NSR. Subsequent to the year-end, the company relinquished its interest in the property and accordingly wrote off $82,020 of property acquisition costs and $334,624 of deferred exploration expenditures as at December 31, 2003.

d)

Big Bulk property

During 2002, in connection with the Teck Cominco Agreement, the company acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($523,969 spent by December 31, 2003). Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. Subsequent to year-end, the

(5)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

company relinquished its interest in the property and accordingly wrote off $400 of property acquisition costs and $523,969 of deferred exploration expenditures as at December 31, 2003.

e)

VMS property

During 2002, the company entered into an agreement to acquire a 100 % interest in the VMS property by making staged payments of $35,000 ($5,000 paid to December 31, 2003) and issuing 200,000 common shares in stages prior to December 31, 2005 (50,000 common shares issued to December 31, 2003). A joint venture would then be formed with the company holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study, and the vendor retaining a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco would have the right to earn a 51% interest in the property by incurring 200% of prior exploration expenditures and completing a final feasibility study. Should Teck Cominco earn the 51%, the company would then hold 25% and the vendor 24%. In connection with the VMS property, a finder's fee of 100,000 common shares and reimbursement of costs of $5,000 were paid to Western Prospector. Western Prospector had the right to reacquire a 1% NSR held by an underlying vendor for $1 million.

During 2003, the company relinquished its right to the property and wrote off $23,435 of property acquisition costs and $7,959 of deferred exploration expenditures.

f)

Meridian property

During 2002, in connection with the Teck Cominco Agreement (note 5(c)) the company acquired the rights to earn an interest in the Meridian property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest. The company could earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($346,866 spent by December 31, 2002). During 2002, the company relinquished its rights to the Meridian property and wrote off $346,866 in exploration expenditures. During 2003, the company wrote off an additional $462 of deferred exploration expenditures.

g)

During 2003, the company wrote off amounts relating to other properties of $78,800 (2002 - $45,647).

h)

Guadalupe property

During the year ended December 31, 2001, the company entered into agreements whereby the company assigned its rights to the Guadalupe property in consideration for the optionor paying the company US$390,000, settling payables of US$50,000 ($76,222) on the company's behalf in 2000 and making future option payments directly to the underlying vendors.

During 2001, the optionor paid US$390,000 in cash to the company and subsequently terminated the agreements. This effectively returned the right to the Guadalupe property to the company, which subsequently relinquished the options to the underlying vendors and wrote off the remaining value of property.

(6)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

During 2001, the company received reimbursement of US$26,247 from the Government of Mexico for value-added tax paid by the company's Mexican subsidiaries in prior years. The remaining value-added tax balance of $199,672 was reclassified to accounts receivable. During 2002, the company determined that it was not financially practicable to continue pursuing collection of the amount, and accordingly, the remaining balance of $199,672 was written off.

5

Capital stock

Authorized

250,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

December 31, 2000	35,294,203	17,375,019
10:1 consolidation on December 5, 2001	(31,764,783)	-

For cash
Private placement	390,000	117,000
Less: Share issue costs	-	(1,934)

December 31, 2001	3,919,420	17,490,085
For cash
Private placements	4,441,666	578,000
Public offering	5,400,000	1,620,000
Warrants	390,000	117,000
For share issue costs	200,000	60,000
For mineral properties	1,490,000	393,000
Less: Share issue costs	-	(422,765)

December 31, 2002	15,841,086	19,835,320
For cash
Private placement	11,750,000	1,266,000
On conversion of special warrants	820,000	246,000
For share issue costs	63,000	6,300
Less: Share issue costs	-	(96,156)

December 31, 2003	28,474,086	21,257,464

(7)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

a)

During 2003:

i)

In connection with the Teck Cominco Agreement (note 5(c)), the company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002. The special warrants were converted during 2003 and the company issued 820,000 units, with each unit comprising one common share in the capital of the company and one share purchase warrant entitling the holder to acquire one common share in the capital of the company at $0.30 per share until June 30, 2004.

ii)

In connection with private placements, the company issued shares and warrants as follows:

Number of flow- through shares	Number of non-flow- through shares	Total shares	Price per share $	Total $	Number of non-flow- through warrants

6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000
2,500,000	-	2,500,000	0.12	300,000	-
-	820,000	820,000	0.15	123,000	820,000

8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the company also issued to agents who introduced arm's-length purchasers to the company 63,000 units, each unit comprising one common share and one share purchase warrant, with two share purchase warrants entitling the holder to acquire one common share at $0.10 per share until September 14, 2004, and 348,000 warrants, each warrant entitling the holder to acquire one common share at $0.14 per share until October 12, 2004. At December 31, 2003, all of the warrants remained unexercised.

iii)

In connection with financing completed in 2002, the company amended the terms of warrants as follows:

  the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 23, 2003 to May 22, 2004.

  the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004.

  the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004.

(8)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

iv)

In connection with incentive stock options granted during 2003, the company valued such options at $145,509 and credited that amount to stock options and warrants.

b)

During 2002

i)

In connection with the Teck Cominco Agreement (note 5(c)), the company issued 390,000 shares at $0.30 per share on the exercise of warrants.

ii)

In connection with financings, the company issued shares and warrants as follows:

Number of shares	Number of warrants	Price per share $	Total $

1,500,000	1,500,000	0.15	225,000
5,400,000	7,830,000	0.35	1,620,000
2,941,666	278,333	0.12	353,000

9,841,666	9,608,333		2,198,000

In respect of the public offering, the company issued 4,050,000 flow-through units, comprising one flow-through share and one flow-through share purchase warrant. Each two flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. The company also issued 1,350,000 non-flow-through units, comprising one non-flow-through share and two non-flow-through share purchase warrants. Each two non-flow-through share purchase warrants entitle the holder to purchase one share of the company at $0.35 per share. In addition, the company issued 1,080,000 non-flow-through agents' warrants, each one entitling the holder to purchase one share of the company for $0.35 per share.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 shares expired unexercised, and at December 31, 2003, all of the remaining warrants remained unexercised.

(9)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

iii)

In connection with property agreements (note 4), the company issued shares as follows

	Number of shares	Total value $

VMS	150,000	18,000
Yukon Olympic	500,000	60,000
Amos	840,000	315,000

	1,490,000	393,000

The company also issued a total of 300,000 warrants allowing for the purchase of 200,000 shares at $0.20 per share until September 20, 2004 and 100,000 shares at $0.20 per share until October 22, 2004. At December 31, 2003, all of the warrants remained unexercised.

iv)

The company received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible until October 16, 2003, for no further consideration, into one share and one underlying share purchase warrant exercisable into one share at $0.30 per share for a period of one year from the exercise of the special warrant. The special warrants were issued in 2003 (note 5(a)).

c)

During 2001:

i)

The company entered into an agreement, as amended, with Teck Cominco (the Teck Cominco Agreement). In connection with this agreement, the company issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit comprised one common share and one $0.30 share purchase warrant expiring on July 8, 2002. Exercise of the warrants would allow Teck Cominco to maintain participation rights in certain future exploration projects of the company by subscribing to special warrants in an amount up to $246,000 on or before October 15, 2002. The warrants were exercised during 2002.

ii)

The company consolidated its capital stock as to 10 old common shares for one new common share.

Stock options

The company has established a stock option plan whereby the company may from time to time grant up to a total of 2,000,000 options to directors, officers and employees. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

(10)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Stock-based compensation

Effective January 1, 2003, the company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity.

A summary of the status of the company's options as at December 31, 2003 and 2002, and changes during the years then ended, is set out below:

The 1,680,000 options outstanding at December 31, 2003 expire on January 3, 2008.

		2003		2002

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price
		$		$
Outstanding - Beginning of
year	200,000	0.36	125,000	1.92
Granted	1,680,000	0.15	200,000	0.36
Expired	(200,000)	0.36	(125,000)	1.92

Outstanding and exercisable -
End of year	1,680,000	0.15	200,000	0.36

The 1,680,000 options outstanding at December 31, 2003 expire on January 3, 2008.

(11)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Stock option pro forma information

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. As permitted under the standard, for income statement purposes, the company elected in 2002 not to follow the fair value-based method of accounting for share options granted to employees and directors. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $54,000 in 2002 in respect of the 200,000 options it granted to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

2002 $

Loss for the year
As reported	1,022,609
Compensation expense	54,000

Pro forma loss	1,076,609

Basic and diluted loss per common share
As reported	0.12
Pro forma	0.12

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions for 2003 and 2002:

Expected dividend yield	nil
Average risk-free interest rate	3.25 to 4.9%
Expected life	5.0 years
Expected volatility	94% to 171%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

(12)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Warrants

The changes in warrants outstanding are as follows:

		2003		2002

	Number of warrants outstanding	Weighted average exercise price $	Number of warrants outstanding	Weighted average exercise price $

Outstanding - Beginning of year	9,915,903	0.26	397,570	0.31

Issued	4,237,000	0.17	9,908,333	0.26
Exercised	-	-	(390,000)	0.30
Expired	(2,985,903)	0.31	-	-

Outstanding - End of year	11,167,000	0.19	9,915,903	0.26

Warrants outstanding and exercisable at December 31, 2003 are as follows (note 10(b)):

Exercise price $	Number of warrants	Number of shares	Expiry date

0.15	1,500,000	1,500,000	May 22, 2004
0.15	4,050,000	2,025,000	June 18, 2004
0.35	1,080,000	1,080,000	June 18, 2004
0.30	820,000	820,000	June 30, 2004
0.10	973,000	486,500	September 15, 2004
0.20	200,000	200,000	September 20, 2004
0.14	1,624,000	1,624,000	October 12, 2004
0.20	100,000	100,000	October 22, 2004
0.15	820,000	820,000	December 22, 2005

	11,167,000	8,655,500

(13)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

6      Related party transactions

John S. Brock Limited

  Until March 31, 2001, the company had management agreements with John S. Brock Limited, a company owned by John S. Brock, the CEO and President of the company and Wayne J. Roberts, the Vice-President, Exploration of the company.

  Under the above agreements, the company paid $26,815 in the year ended December 31, 2001. There were no payments made under these agreements in 2002 and 2003.

  During 2001, under a promissory note bearing interest at 8% per annum, the company repaid the balance of principal and interest of $380,260 to John S. Brock Limited.

  During 2003, the company was advanced $30,000 by John S Brock Limited and was charged interest in the amount of $412. During 2003, the interest was paid, and the principal was repaid in 2004.

Badger & Co. Management Corp.

  Effective April 1, 2001, the company entered into management agreements with Badger & Co. Management Corp., a company owned by John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary of the company.

  Under the management agreements with Badger & Co. Management Corp., the company paid the following in the year ended December 31, 2003:

i)

Cost of operations and administration, charged at cost plus a 10% mark-up, totalling $91,675 (2002 - $65,767; 2001 - $32,976).

ii)

Fees for professional services provided at per diem rates, totalling $154,082 (2002 - $141,700; 2001 - $63,273).

iii)

Exploration salaries and wages charged at cost plus a 10% mark-up and project management fees calculated at 8% of all exploration costs, totalling $140,729 (2002 - $53,207; 2001 - $8,835).

  Amounts payable under the agreements at December 31, 2003 totalled $46,394 (2002 - $30,623). There are no stated terms of repayment.

(14)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

7

Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2003 $	2002 $	2001 $

Income tax recovery at statutory rates	(788,771)	(388,062)	(173,393)
Increase in taxes from
Writedown of resource assets	627,546	156,400	30,492
Benefit of losses not recognized	161,225	231,662	142,901

	-	-	-

The components of future tax assets are as follows:

	2003 $	2002 $

Resource assets	493,000	98,000
Capital loss carry-forward	1,298,000	1,811,000
Non-capital loss carry-forwards	1,912,000	1,339,000

	3,703,000	3,248,000
Less: Valuation allowance	(3,703,000)	(3,248,000)

Future income tax asset	-	-

At December 31, 2003, the company had approximately $3,452,000 of losses available for carry-forward. The loss carry-forwards can be offset against income for Canadian income tax purposes in future years and expire as follows:

$

2004	852,000
2005	543,000
2006	511,000
2007	408,000
2008	263,000
2009	489,000
2010	386,000

3,452,000

(15)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

8

Shareholder rights plan

The company has in place a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

9

Differences between Canadian and U.S. generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

a)

Accounting for stock-based compensation

For U.S. GAAP purposes, the company has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FAS 148. This resulted in no differences between Canadian and U.S. GAAP.

b)

Mineral property exploration expenditures

For U.S. GAAP purposes, the company expenses as incurred exploration expenditures relating to unproven mineral properties.

c)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2003 $	2002 $

Resource assets - under Canadian GAAP	-	1,008,652
Exploration expenditures	-	(1,008,652)

Resource assets - under U.S. GAAP	-	-

Deficit - under Canadian GAAP	(20,621,033)	(18,524,354)
Exploration expenditures	-	(1,008,652)

(16)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

Deficit - under U.S. GAAP	(20,621,033)	(19,533,006)

In addition, the impact on the consolidated statements of loss would be as follows:

	2003 $	2002 $	2001 $

Loss for the year - under Canadian GAAP	(2,096,679)	(1,022,609)	(388,599)
Exploration expenditures - net of write-downs	1,008,652	(1,008,652)	-

Loss for the year - under U.S. GAAP	(1,088,027)	(2,031,261)	(388,599)

Loss per common share - under U.S. GAAP	(0.06)	(0.23)	(0.11)

d)

New Accounting Pronouncements

The CICA has issued CICA 3063, "Impairment of Long-Lived Assets," which is effective for years beginning on or after April 1, 2003. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or the results of its operations.

10

Subsequent events

a)

On January 19, 2004, in connection with the Teck Cominco Agreement, the company entered into an agreement to acquire an 80% interest in the Atikokan West property in Ontario, in consideration for making staged exploration expenditures in the aggregate of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility, after which Teck Cominco may back-in for a 60.8% interest by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study.

b)

From January 1 to April 14, 2004, company issued a total of 415,250 shares on the exercise of 420,500 warrants for total consideration of $123,700.

(17)

CANADIAN EMPIRE EXPLORATION CORP.

2 0 0 4

Notice of Annual General Meeting

A N N U A L

President's Report

G E N E R A L

Management's Discussion and Analysis of Financial Condition and Results of Operations

M E E T I N G

Information Circular

Financial Statements for the Financial Year Ended December 31, 2003 and the Report of the Auditors Thereon

Place:

Boardroom

#1205 - 675 West Hastings Street

Vancouver, British Columbia

Time:

10:00 a.m.

Date:

Friday, June 18, 2004

CANADIAN EMPIRE EXPLORATION CORP.

C O R P O R A T E

Head Office

#1205 - 675 West Hastings Street

D A T A

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 687-4951

Facsimile: (604) 687-4991

Website: www.canadianempire.com

Directors and Officers

John S. Brock, Chief Executive Officer, President & Director

Wayne J. Roberts, Vice President, Exploration and Director

Lawrence Page, Q.C., Director

R. E. Gordon Davis, Director

C. Douglas Proctor, Director

Jeannine P.M. Webb, Chief Financial Officer and Secretary

Registrar & Transfer Agent

Computershare Trust Company of Canada

4th Floor - 510 Burrard Street

Vancouver, British Columbia

V6C 3B9

Solicitors

Jeffrey T.K. Fraser Law Corporation

A member of Lexas Law Group

1550 - 1185 West Georgia Street

Vancouver, British Columbia

V6E 4E6

Auditors

PricewaterhouseCoopers, LLP

Chartered Accountants

250 Howe Street

Vancouver, British Columbia

V6C 3S7

Listing

TSX Venture Exchange

Trading Symbol - CXP

CANADIAN EMPIRE EXPLORATION CORP.

#1205 - 675 West Hastings Street

Vancouver, B.C.

V6B 1N2

Telephone:  (604) 687-4951

INFORMATION CIRCULAR

AS AT AND DATED MAY 1, 2004

(unless otherwise noted)

This Information Circular accompanies the Notice of the 2004 Annual General Meeting (the "Meeting") of CANADIAN EMPIRE EXPLORATION CORP. (the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

COMPLETION, DEPOSIT AND VOTING OF PROXIES

Those shareholders so desiring may be represented by proxy at the Meeting. The persons named in the form of proxy accompanying this Information Circular are directors or officers of the Company. A registered shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the persons named as proxyholders in the form of proxy accompanying this Information Circular. To exercise this right, the registered shareholder must either insert the name of the desired person or company in the blank space provided in the form of proxy accompanying this Information Circular and strike out the other names or submit another form of proxy.

The instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 1205 - 675 West Hastings Street, Vancouver, BC, V6B 1N2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Unregistered shareholders who received the form of proxy accompanying this Information Circular through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY.  WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER'S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 250,000,000 Common shares without par value. There is one class of shares only. There are issued and outstanding 28,889,336 shares as at May 1, 2004. At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every registered shareholder present in person or represented by proxy and entitled to vote shall have one vote for each share of which such registered shareholder is the registered holder.  A poll will be taken if requested by a registered shareholder or proxyholder present at the Meeting or required because the number of shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all shareholders of record as of the 12th day of May, 2004 will be entitled to receive notice of and to vote at the Meeting.

ELECTION OF DIRECTORS

Pursuant to the Articles of the Company, the number of directors of the Company is fixed at five (5), until changed by Special Resolution, and each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then. The current term of the Class III directors expires at the Meeting and the current

Class III directors, John S. Brock and Wayne J. Roberts, have been nominated by Management for election as directors of the Company, for a three-year term expiring at the Company's 2007 Annual General Meeting, unless they cease to be directors before then. The current term of the Class I directors (currently Lawrence Page, Q.C. and C. Douglas Proctor) expires at the 2005 Annual General Meeting and the current term of the Class II director (currently R.E. Gordon Davis) expires at the 2006 Annual General Meeting.  IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE SHARES REPRESENTED BY PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS III DIRECTORS HEREIN LISTED ON ANY BALLOT THAT MAY BE CALLED FOR.

MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES FOR CLASS III DIRECTORS WILL BE UNABLE TO SERVE AS DIRECTORS.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON OR COMPANY NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A CLASS III DIRECTOR.

The Management nominees for election as Class III directors, for a three-year term expiring at the Company's Annual General Meeting held in the year 2007, and information concerning them as furnished by the individual nominees is as follows:

Name And Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At May 1, 2004	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
John S. Brock Director, President and Chief Executive Officer	March 8, 1990	935,416(1)	Exploration Geologist/Geophysicist; Director and President, John S. Brock Limited, Badger & Co. Management Corp. Western Prospector Group Ltd., Pacific Ridge Exploration Ltd., and the Company
Wayne J. Roberts Director and Vice- President, Exploration	March 8, 1990	122,860	Geologist, Vice-President of Exploration and Director of John S. Brock Limited, Badger & Co. Management Corp., Western Prospector Group Ltd. and the Company; Officer of Pacific Ridge Exploration Ltd.

The nominees are residents of Canada.

The Company has an audit committee, the members of which are Lawrence Page, Q.C., C. Douglas Proctor and R.E. Gordon Davis. There is no executive committee.

(1) An aggregate 935,416 shares representing 3.2% of the issued shares of the Company are beneficially owned, directly or indirectly, or controlled or directed by John S. Brock and his associates and affiliates including John S. Brock Limited.

EXECUTIVE COMPENSATION

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" means the chair, vice-chair, president, a vice president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i)

the CEO regardless of the amount of compensation of that individual,

(ii)

each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii)

any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2003 in respect of the Named Executive Officers.  At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, John S. Brock, the Company's President and Chief Executive Officer (CEO).  There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended December 31, 2003.

Summary Compensation Table

Named Executive Officers

Name and Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compen-sation(4)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)
John S. Brock President and Chief Executive Officer (CEO)	2003 2002 2001	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	560,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	$60,177 $55,581 $29,861

Notes:

(1)

Ended December 31

(2)

Stock-appreciation rights

(3)

Long-term incentive plan

(4)

These amounts represent payments to John S. Brock made by Badger & Co. Management Corp. (2003 and 2002) and Badger & Co. Management Corp. and John S. Brock Limited (2001) for services provided by John S. Brock to the Company under Administrative Agreements and Exploration Agreements between the Company and John S. Brock Limited or Badger & Co. Management Corp. In addition, John S. Brock Limited and Badger & Co. Management Corp. received compensation from the Company for services under the Administrative Agreements and the Exploration Agreements. See "Termination of Employment, Changes in Responsibility and Employment Contracts" below for particulars of these contracts. John S. Brock Limited is owned 70% by John S. Brock and 30% by Wayne J. Roberts. Badger & Co. Management Corp. is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year.

OPTION/STOCK APPRECIATION RIGHTS ("SAR") GRANTS

DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the Company's most recently completed financial year, 560,000 incentive stock options were granted to the Named Executive Officer as follows:

Name Of Executive Officer	Securities Under Options/SARs Granted (#)	% Of Total Options/SARs Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options/SARs On The Date Of Grant ($/Security)	Expiration Date
John S. Brock	560,000 (1)	33.33%	$0.15	$78,400	January 3, 2008

(1) These options are subject to an 18 month vesting schedule that commenced on January 3, 2003.

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries, as compensation for services rendered or in connection with an office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to the Named Executive Officer during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable
John S. Brock	Nil	Nil	280,000/280,000 (1)	Nil/Nil

(1)  These options are subject to the balance of an 18 month vesting schedule.

Termination of Employment, Changes in Responsibility and Employment Contracts

The services of John S. Brock, the Named Executive Officer, are provided to the Company pursuant to an administrative agreement ("Administrative Agreement") and an Exploration Services and Project Management Agreement ("Exploration Agreement") with Badger & Co. Management Corp. ("Badger & Co."), a private company owned 40% by Mr. Brock and 30% by each of Wayne J. Roberts and Jeannine P.M. Webb, directors and/or officers of the Company. Before April 1, 2001, the services of John S. Brock were provided to the Company pursuant to agreements similar to the Administrative Agreement and Exploration Agreement but with John S. Brock Limited, a private company owned 70% by Mr. Brock and 30% by Wayne J. Roberts. Except for the Administrative Agreement and the Exploration Agreement, the Company has no employment contract with the Named Executive Officer.

Administrative Agreements

Under the Administrative Agreement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up.  For the following periods, the Company was charged as follows:

Badger & Co.

Year ended December 31, 2003	Cost	Mark-up
Corporate and administrative wages *	$102,066	$10,207
Office facilities and operations	$56,616	$7,043
Total in respect of the Administrative Agreement	$156,682	$17,250

*

Includes $60,177 and $24,080 for services provided by John S. Brock as President and Chief Executive Officer (CEO) and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

Badger & Co.

Year ended December 31, 2002	Cost	Mark-up
Corporate and administrative wages *	$82,762	$8,276
Office facilities and operations	$34,827	$1,096
Total in respect of the Administrative Agreement	$122,589	$19,059

*

Includes $55,581 and $20,300 for services provided by John S. Brock as President and Chief Executive Officer (CEO) and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

Badger & Co.

Year ended December 31, 2001	Cost	Mark-up
Corporate and administrative wages *	$44,368	$4,437
Office facilities and operations	$20,994	$3,950
Total in respect of the Administrative Agreement	$65,362	$8,387

*

Includes $26,411 and $14,362 for services provided by John S. Brock as President and Chief Executive Officer (CEO) and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

John S. Brock Limited

Year ended December 31, 2001	Cost	Mark-up
Corporate and administrative wages *	$9,307	$466
Office facilities and operations	$8,577	$1,096
Total in respect of the Administrative Agreement	$17,884	$1,562

*

Includes $3,450 for services provided by John S. Brock as President and Chief Executive Officer (CEO) of the Company.

Exploration Agreements

Under the Exploration Agreement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company.  For the following periods, the Company was charged as follows:

Badger & Co.

Year ended December 31, 2003	Cost	Mark-up
Exploration and field wages *	$144,103	$14,410
Exploration Project Management Fees	$None	$52,041
Total in respect of the Exploration Agreement	$144,103	$66,452

*

Includes $69,825 for services provided by Wayne J. Roberts as Vice-President of the Company.

Badger & Co.

Year ended December 31, 2002	Cost	Mark-up
Exploration and field wages *	$83,934	$8,393
Exploration Project Management Fees	$None	$26,689
Total in respect of the Exploration Agreement	$83,934	$35,091

*

Includes $22,500 for services provided by Wayne J. Roberts as Vice-President of the Company.

Badger & Co.

Year ended December 31, 2001	Cost	Mark-up
Exploration and field wages *	$24,711	$2,471
Exploration Project Management Fees	$None	$4,153
Total in respect of the Exploration Agreement	$24,711	$6,624

*

Includes $22,500 for services provided by Wayne J. Roberts as Vice-President of the Company.

John S. Brock Limited

Year ended December 31, 2001	Cost	Mark-up
Exploration and field wages *	$6,652	$332
Exploration Project Management Fees	$None	$385
Total in respect of the Exploration Agreement	$6,652	$717

*

Includes $5,500 for services provided by Wayne J. Roberts as Vice-President of the Company.

The Company has no compensatory plan or arrangement with respect to the Named Executive Officer to compensate such Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or any of its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officer.

Directors

During the financial year ended December 31, 2003, none of the directors of the Company were compensated by the Company or its subsidiaries in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

The directors are also eligible to receive incentive stock options to purchase common shares of the Company granted from time to time under the Company's Amended Stock Option Plan (the "Plan").The Plan currently provides that 2,000,000 common shares are reserved for issuance pursuant to the exercise of options granted under the Plan. The Plan provides that no one optionee can be granted, within a 12 month period, stock options entitling the purchase of more than 5% of the shares outstanding in the capital of the Company, calculated on a non-diluted basis, at the date of grant.

Options granted under the Plan entitle the purchase of common shares at a price and for the length of time determined by the Board of Directors; provided that the price shall not be lower than the maximum discount from the market price of the shares on the TSX Venture Exchange (the "Exchange") on the day prior to the grant and the expiry date shall be no more than five years after the date of the grant, respectively. Any options granted under the Plan are subject to an 18 month vesting schedule commencing on the date of grant..

The Plan further provides that any common shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

During the most recently completed financial year, the Company granted incentive stock options, under the Plan, to the non-Named Executive Officer directors and other "insiders" (as that term is defined in the Securities Act (British Columbia)) of the Company, all of which are subject to the balance of an 18 month vesting schedule and which incentive stock options are outstanding as set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Wayne J. Roberts	430,000	$0.15	January 3, 2008
R. E. Gordon Davis	75,000	$0.15	January 3, 2008
Lawrence Page	75,000	$0.15	January 3, 2008
Douglas Proctor	75,000	$0.15	January 3, 2008

No pension or retirement benefit plans have been instituted by the Company and none are proposed at his time.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS

AND SENIOR OFFICERS

There is no indebtedness of any person who was a director of the Company at any time during the last completed financial year or who is an executive officer, senior officer or proposed nominee for election as a director or any associate or affiliate of any of them, to, or guaranteed or supported by the Company or any of its subsidiaries (either pursuant to an employee stock purchase program of the Company or otherwise), during the most recently completed financial year, other than routine indebtedness.

APPOINTMENT OF AUDITORS

It has been proposed that PricewaterhouseCoopers, LLP, Chartered Accountants, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the

Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon" and other than John S. Brock, as to 6 Combined Units, Wayne J. Roberts as to 1 Combined Unit, and R.E. Gordon Davis, as to 2 Combined Units, and/or their respective associates, who participated in a non-brokered private placement of a total of 45.5 Combined Units at the price of $10,000 per Combined Unit.  Each Combined Unit was comprised of 80,000 flow-through common shares and 20,000 non-flow-through units (the "Non-Flow-Through-Units") of the Company.  Each Non-Flow-Through Unit was comprised of one common share and one 12-month common share purchase warrant, with two warrants allowing for the purchase of one additional common share at $0.10 per share.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

At the Meeting, the shareholders will be asked to approve an amendment to the Company's Amended Stock Option Plan (the "Plan").  The Plan currently provides that 2,000,000 common shares are reserved for issuance pursuant to the exercise of options granted under the Plan. The Plan provides that no one optionee can be granted, within a 12 month period, stock options entitling the purchase of more than 5% of the shares outstanding in the capital of the Company, calculated on a non-diluted basis, at the date of grant.

Options granted under the Plan entitle the purchase of common shares at a price and for the length of time determined by the Board of Directors; provided that the price shall not be lower than the maximum discount from the market price of the shares on the TSX Venture Exchange (the "Exchange") on the day prior to the grant and the expiry date shall be no more than five years after the date of the grant, respectively. Any option granted under the Plan are subject to an 18 month vesting schedule commencing on the date of grant..

The Plan further provides that any common shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan is a "fixed number" plan.  There are currently 28,889,336 common shares of the Company issued and outstanding.  The policies of the Exchange generally permit up to 20% of the issued shares of a company to be reserved for issuance under a fixed number incentive stock option plan.  Accordingly, it has been proposed to amend the Plan by increasing, from 2,000,000 common shares to 5,777,867 common shares (the "proposed amendment to the Plan"), the number of common shares reserved for issuance pursuant to the exercise of options granted under the Plan and at the Meeting, shareholders will be asked to approve the proposed amendment to the Plan.

In accordance with the terms of the Plan and the policies of the Exchange, amendments to the Plan are subject to acceptance for filing by the Exchange and the approval of the Company's shareholders. Under the policies of the Exchange, if the grants of options under the Plan to "insiders" of the Company, together with all of the Company's outstanding stock options, could result at any time in:

a)

the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

b)

the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company;

such shareholder approval must be "disinterested shareholder approval" but, as the Plan is restrictive as to these results, disinterested shareholder approval of the proposed amendment to the Plan is not required.

The policies of the Exchange and the terms of the Plan also provide that "disinterested shareholder approval" will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term "disinterested shareholder approval" means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed amendment to the Plan and associates of such persons. The term "insiders" is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.  The term "associates" is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed amendment to the Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed amendment to the Plan nor grant options under it.  Even if approved, the directors may determine not to proceed with the proposed amendment to the Plan.

The directors recommend that the shareholders approve the proposed amendment to the Plan.

Transition Into the British Columbia Business Corporations Act and Adoption of New Articles

The British Columbia Business Corporations Act (the "Act") came into force in British Columbia on March 29, 2004 and requires that every company in British Columbia file a Transition Application containing a Notice of Articles within two years of the Act coming into force.  One of the most important changes resulting from the Act is that a Notice of Articles will replace the Memorandum of pre-existing companies.

The Notice of Articles sets out, amongst other things, the authorized share structure and the names and addresses of the directors of the Company.  If the Transition Application is not filed, the Registrar of Companies may dissolve the company.  Until a Transition Application is filed, companies in British Columbia are unable to effect changes to their share capital structure or name.

The Company's Articles are no longer filed with the Registrar of Companies and may require alteration under the Act.  Mandatory changes to the Articles of a company required under the Act include the addition to the Articles of any provisions contained in the Memorandum, or deemed to be contained in the Memorandum, of the company that are not contained in the Notice of Articles - the Articles of such a company must be altered to include such provisions.

In addition to the mandatory changes to the Articles required by the Act, there are a number of optional changes that may be made if a company wishes to take advantage of the provisions of the Act.

As a company that was in existence before the Act came into force, the Company is also subject to the Pre-existing Company Provisions set out in the Regulations to the Act until the shareholders of the Company pass a special resolution authorizing the removal of the Pre-existing Company Provisions.  Removal of the Pre-existing Company Provisions and most changes to the Articles of the Company cannot be made until after the Transition Application has been filed.

The Company is in the process of filing a Transition Application containing a Notice of Articles.  The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company.  It is now proposed to remove the application of the Pre-existing Company Provisions to the Company and to alter the Notice of Articles accordingly.  It is also proposed to replace the existing Articles of the Company with Articles that take advantage of various provisions under the Act.  Except as to changing the majority required for the passage of special resolutions and special separate resolutions from 3/4 to 2/3 of the votes cast, and changing the type of resolution required for changes in the authorized share structure or name of the Company, with corresponding alteration to the Articles and Notice of Articles as may be required by such changes, from a special resolution to a resolution of directors, the proposed new Articles for the Company are substantively the same as the existing Articles of the Company.  The proposed new Articles of the Company will be available for inspection at the Head Office of the Company, 1205 - 675 West Hastings Street, Vancouver, B.C., during normal business hours, and at the Meeting.

Accordingly, at the Meeting, the shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolutions:

"WHEREAS:

A.

the Company, as a pre-existing B.C. company, has filed a Transition Application in the form prescribed by the Business Corporations Act (the "Act") containing a Notice of Articles;

B.

the Notice of Articles contains a statement that the Pre-existing Company Provisions set forth in the Regulations to the Act apply to the Company; and

C.

the Directors of the Company have determined that it is in the best interests of the Company that:

(a)

the Pre-existing Company Provisions be removed and no longer apply to the Company; and

(b)

the Articles of the Company be replaced in order to take advantage of various provisions under the Act.

RESOLVED AS SPECIAL RESOLUTIONS THAT:

1.

The Pre-existing Company Provisions set forth in the Regulations to the Act be removed and no longer apply to the Company and the Notice of Articles of the Company be altered to remove the application of such Pre-existing Company Provisions to the Company and the directors of the Company are authorized to instruct the Company's agents to file with the Registrar of Companies a Notice of Alteration to the Notice of Articles of the Company reflecting such change, provided that such Notice of Alteration shall not be filed with the Registrar of Companies unless and until this special resolution has been received for deposit at the Company's records office;

Lexas Management Corp. be appointed as the Company's agent to electronically file the Notice of Alteration to the Notice of Articles of the Company referred to in Resolution 1. with the Registrar of Companies;

Any one director or officer of the Company, signing alone, is authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do all such further acts and things, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

2.

The existing Articles of the Company be cancelled, and the form of Articles presented to the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company and the alterations made to the Company's Articles shall take effect upon deposit of this special resolution at the Company's records office after the Notice of Alteration referred to in Resolution 1. has been filed with the Registrar of Companies."

"Special Resolution" means a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company where not less than 21 days' notice specifying the intention to propose the resolution as a special resolution has been duly given.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS OR COMPANIES VOTING THE SHARES REPRESENTED BY THE PROXY.

BY ORDER OF THE BOARD OF DIRECTORS

OF CANADIAN EMPIRE EXPLORATION CORP.

"John S. Brock"

John S. Brock

President

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"John S. Brock" John S. Brock Chief Executive Officer	"Jeannine P. M. Webb" Jeannine P.M. Webb Chief Financial Officer

CANADIAN EMPIRE EXPLORATION CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

(FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2003

INFORMATION AS AT MAY 7, 2004 UNLESS OTHERWISE STATED

Canadian Empire Exploration Corp. (formerly Northern Crown Mines Ltd.) ("Canadian Empire" or the "Registrant")  has one wholly owned subsidiary, Minera Reina Isabel, S.A. de C.V. ("Minera Reina Isabel"), and one 90% owned subsidiary, Minera Tatemas, S.A. de C.V. ("Minera Tatemas"), both corporations formed under the laws of Mexico.  During 1999, the Company sold all of its shareholdings of its 100% owned Mexican subsidiary, Minera Sierra Pacifico, S.A. de C.V. ("Minera Sierra") to an arm's length purchaser. For the purposes of this document, Canadian Empire is sometimes referred to herein as the "Registrant" and the Registrant, Minera Reina Isabel, and Minera Tatemas are sometimes referred to together herein as the "Company".

Set forth below is certain selected financial data of the Company for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999.  The selected financial data for the fiscal years ended December 31, 2003, 2002 and 2001, was derived from the audited financial statements of the Company.

Unless otherwise indicated, all references to dollars herein are to Canadian dollars.  As at December 31, 2003, one United States dollar was equal to 1.31283333 Canadian dollar and that value is used in calculations herein, unless otherwise indicated.

Unless otherwise indicated, all references to share capital herein are on a post-consolidated basis. On December 5, 2001, the Registrant consolidated its capital on a ten (10) old Common Shares for one (1) new share basis.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA(1)

(Stated in Canadian Dollars)

Presented in Accordance with

Canadian Generally Accepted Accounting Principles Unless Otherwise Stated

FISCAL YEARS ENDED

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Income (Loss) for the Year	(2,096,679)	($1,022,609)	($388,599)	($2,692,574)	($9,745,331)
Income (Loss) for the Year - US GAAP	(1,088,027)	($2,031,261)	($388,599)	($1,682,528)	($2,174,332)
Earnings (Loss) per common share (2)	($0.12)	($0.12)	($0.11)	($0.79)	($4.27)
Earnings (Loss) per common share - US GAAP (2)	($0.06)	($0.23)	($0.11)	($0.50)	($0.96)
Earnings (Loss) per common share -diluted	($0.12)	($0.12)	($0.11)	($0.79)	($4.27)
Earnings (Loss) per common share -diluted - US GAAP	($0.06)	($0.23)	($0.11)	($0.50)	($0.96)
Weighted Avg. No. Common Shares (net of escrowed) (3)	17,964,336	8,657,892	3,531,045	3,393,498	2,280,897

Working Capital (deficiency) (4)	$90,767	$613,098	$50,888	($533,198)	($852,003)
Assets	$1,085,920	$1,807,957	$265,271	$912,732	$3,417,024
Assets - US GAAP	$1,085,920	$799,305	$265,271	$56,009	$236,641
Resource Assets	$0	$1,008,652	$0	$856,723	$3,180,383
Resource Assets - US GAAP	$0	$0	$0	$0	$0
Write-off of Deferred Exploration Expenses/Resource Properties	($1,668,119)	($394,751)	($68,336)	($2,389,745)	($8,986,685)
Long-Term Debt	$0	$0	$0	$0	$0
Dividends per common share	$0	$0	$0	$0	$0
Shareholders Equity	$846,724	$1,621,750	$53,124	$326,657	$2,375,256
Shareholders Equity - US GAAP	$846,724	$613,098	$53,124	$326,657	$1,365,210

(1)

The financial information set forth in this table includes the accounts of Canadian Empire and its subsidiaries, Minera Reina Isabel and Minera Tatemas, on a consolidated basis.

(2)

After taking into effect the consolidation of the capital of the Registrant on December 5, 2001 on a ten (10) old Common Shares for one (1) new share basis.

(3)

The Registrant has no Common Shares held in escrow.

(4)

At December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.

BUSINESS OVERVIEW

TO DATE, THE COMPANY HAS FOCUSED ON ACQUIRING EXPLORATION RIGHTS AND DETERMINING WHETHER THE PROPERTIES HAVE SUFFICIENT MINERALIZATION TO MEET FULL DEVELOPMENT.  TO DATE, THE COMPANY HAS NOT GENERATED REVENUES FROM ITS EXPLORATION OPERATIONS AND THERE IS NO IMMEDIATE EXPECTATION OF ANY SUCH REVENUES.

2001:

During 2001, the Company and Teck Cominco Limited ("Teck Cominco") entered into a Funding and Participation Agreement, as amended (the "Teck Cominco Agreement"), whereby Teck Cominco is a strategic partner in the Company's CEEx Program (the CEEx Program").  The Company's CEEx Program will incur mineral exploration expenses qualifying as Canadian Exploration Expenses ("CEE") as defined in the Income Tax Act (Canada) on mineral properties. The CEEx Program is structured so that CEE funds will be expended on activities on selected mineral properties in consideration for the Company having the right to initially earn majority interests in those properties. The program is being directed towards a number of properties and a range of mineral commodities.  The CEEx Program operates under the direction of the Advisory Committee comprised of two representatives each from Teck Cominco and the Company.   The CEEx Program is dependent on the Company's acquisition of mineral properties on which a program of mineral exploration is warranted. Under the direction of the Advisory Committee mineral properties may be sourced by the Company from Teck Cominco or third parties.  Acquisition criteria places emphasis on the building of a portfolio of properties.  Approximately 70% of the portfolio is intended to contain properties sufficiently advanced to warrant immediate diamond drilling, approximately 20% of the portfolio is intended to contain properties that require additional exploration to develop drill targets and approximately 10% of the portfolio is intended to contain properties that are considered as early stage exploration projects.  Metal commodities of choice include: precious metals (gold, silver), base metals (copper and zinc), , diamonds and industrial minerals (including tantalum and rare-earths).  Properties are intended to be acquired by way of option agreements whereby the Company may elect to earn an initial  majority interest in a property by making scheduled exploration expenditures that qualify as CEE.

2002:

During 2002, under the CEEx program, the Company acquired the rights to the Hemlo West, Amos, Meridian, Yukon Olympic, Big Bulk and VMS Properties (see "Description of Property" for more detailed information on these Properties).    At May 1, 2003, the CEEx program has option agreements in place on five properties located in the Yukon, Ontario, British Columbia and Quebec.  Additional mineral properties were considered. There is no assurance any of the properties on which a mineral exploration program is conducted will meet expectations of discovery of potentially economic mineralization.  Properties which do not meet expectations will be relinquished and replaced by other properties meeting acquisition criteria, thereby ensuring a "pipeline" of exploration projects.

2003:

During 2003, the Company continued to work under a strategic alliance with Teck Cominco in the acquisition of Canadian exploration projects with drill targets indicating large metal systems. Teck Cominco reserves the right at pre-feasibility to back into property interests ranging from 51% to 60.8% by spending 200% of the Company's prior exploration expenditures and completing final feasibility.

Yukon Olympic

The Yukon Olympic Property, located in Yukon, has an iron oxide copper gold system with a 2.0 milligal gravity anomaly and magnetic anomaly over a length of 8 kilometres and a width of 1 kilometre.  Copper-bearing hematitic breccia was discovered near the eastern end of the geophysical anomalies.  A drilling program conducted in 2002 failed to intersect significant mineralization and the property was relinquished in 2003 to an underlying vendor.

Big Bulk and VMS

During 2003, the Company completed 1664 metres of diamond drilling in 11 holes on the Big Bulk copper-gold property located in northwestern B.C.    Surface exploration work was conducted on the adjacent VMS property.  With exploration results failing to meet expectations, the Big Bulk and VMS properties were relinquished to underlying vendors.

Hemlo West

During 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario's Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear.  Although most of the holes intersected alteration, sulphides, quart veining and anomalous gold values characteristic of the Hemlo Camp host rocks, exploration results did not meet expectations and the property was relinquished  to its vendor in 2003.

Amos

Six gold-enriched massive sulphide VMS targets were drill tested during 2002 at the Amos Project, located near Amos, Quebec.  Drill results did not meet expectations and during 2003 the property was relinquished  to its vendor.

Meridian

In 2002, five drill holes were completed on the Meridian massive sulphide project in Northern Manitoba with inconclusive drilling results.  The option was relinquished to the property's underlying vendor in 2003.

Subsequent Events

On January 19, 2004, the Company entered into an option/joint venture agreement to acquire the Atikokan West Property located in northwestern Ontario.  Work to date has outlined targets ready for drill testing, including the depth extensions of mineralization identified by prior drill holes with grades 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines.  The Company proposes to carry out a program of exploration on the property during 2004.

In order to meet its obligation, the Company occasionally requires additional financing, which it may obtain through equity financing, joint venture of property interests, and other means, or a combination thereof.  In the event that the Company is not able to obtain additional equity financing, the Company will consider offering third parties the right to participate in its properties in exchange for supplying all or some part of the amounts needed on a particular contract or concession or the Company will seek extensions or other financing arrangements, including debt arrangements.  If all such opportunities fail, the Company and its investors could lose a significant portion of their contributions.

TO THE COMPANY'S KNOWLEDGE, THE MINERAL PROPERTIES CANNOT BE PROVEN TO CONTAIN A BODY OF COMMERCIAL ORE UNTIL A POSITIVE FEASIBILITY STUDY DEMONSTRATING COMMERCIAL PRODUCTION HAS BEEN PREPARED BY INDEPENDENT CONSULTING ENGINEERS.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2003, 2002, and 2001 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2003, 2002, and 2001. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada.  Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.  In keeping with accepted industry practice in Canada, the Company capitalizes  property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.

CHANGES IN ACCOUNTING POLICIES

Stock-based Compensation:

Effective January 1, 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Accordingly, the fair value of all stock options granted is recorded as a charge to administration expenses and a credit to shareholders' equity.  Consideration received on exercise of stock options is credited to share capital.

Critical Accounting Estimates:

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended December 31, 2003; however, the valuation of resource assets requires the application of significant management judgment.  Management uses its best estimates for recording mineral property carrying values based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

FISCAL 2003

In connection with the Teck Cominco Agreement, the Registrant issued 820,000 special warrants for funds in the amount of $246,000 received in 2002.  The special warrants were converted during 2003 and the Registrant issued 820,000 units, with each unit comprised of one Common Share in the capital of the Registrant and one Common Share purchase warrants entitling the holder to acquire one Common Share in the capital of the Registrant at $0.30 per Common Share until June 30, 2004

a)

In connection with private placements, the Registrant issued Common Shares and warrants as follows:

Number of flow-through Common Shares	Number of non-flow-through Common Shares	Total Common Shares	Price per Common Share ($)	Total ($)	Number of non-flow-through warrants
6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000
2,500,000	0	2,500,000	0.12	300,000	0
0	820,000	820,000	0.15	123,000	820,000
8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

In respect of the above private placements, the Registrant also issued to agents who introduced arm's-length purchasers to the Registrant 63,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, with two Common Share purchase warrants entitling the holder to acquire one Common Share at $0.10 per Common Share until September 14, 2004 and 348,000 warrants, each warrant entitling the holder to acquire one Common Share at $0.14 per Common Share until October 12, 2004.  At December 31, 2003 all of the warrants remained unexercised.

In connection with financings completed in 2002, the Registrant amended the terms of warrants as follows:

i.

the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 Common Shares at $0.15 per Common Share was extended from May 23, 2003 to May 22, 2004

ii.

the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 Common Shares at $0.35 per Common Share was extended from June 18, 2003 to June 18, 2004

iii.

the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 Common Shares was amended from $0.35 per Common Share to $0.15 per Common Share and the expiry date was extended from June 18, 2003 to June 18, 2004.

In connection with incentive stock options granted, the Registrant valued such warrants at $145,509 and credited that amount to stock options and warrants.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 Common Shares expired unexercised, and at December 31, 2003, all of the remaining warrants remained unexercised.

As a result of the financings completed during 2003, at December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767. From January 1 to May 7, 2004, the company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.

Fiscal 2003 corporate costs were relatively unchanged at $439,041 as compared with $432,836 in fiscal 2002.  The Company saw an increase in audit costs due to increased costs required to meet regulatory compliance requirements ($35,458 for fiscal 2003 as compared with $14,887 for fiscal 2002).  The Company incurred a tax penalty of $14,309 on flow-through funds expended in fiscal 2003 and renounced in fiscal 2002.  Legal fees for fiscal 2003 decreased by $62,428 as a result of the Registrant stream-lining its corporate functions.  Shareholder communications decreased by $91,944 as a result of the abandonment of the Company's exploration properties during the year.  The Registrant granted incentive stock options to directors, officers and employees allowing for the purchase of up to 1,680,000 Common Shares at $0.15 per Common Share until January 3, 2008.  The Registrant valued these options at $145,509 and credited that amount to stock options and warrants.

During fiscal 2003, exploration and mineral property expenditures were approximately $659,467 as compared to approximately $1,403,403 for fiscal 2002 as a result of the abandonment of properties during the year.  The Registrant expended $78,800 on general exploration costs incurred while conducting regional exploration work and relating to properties in which it held no interest.  The Registrant wrote off $1,475,505 and $113,814 in exploration expenditures and property acquisition costs respectively in connection with the relinquishment of properties to the vendors.  At December 31, 2003, the Company had $nil resource assets, as compared with $1,008,652 at December 31, 2002. In January 2004 and in connection with the Teck Cominco agreement, the company entered into an agreement to acquire an 80% interest in the Atikokan West property in Ontario, in consideration for making staged exploration expenditures in the aggregate of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through feasibility, after which Teck Cominco may back-in for a 60.8% interest by funding a minimum of 200% of the company's prior expenditures and completing a feasibility study.

Exploration and Mineral Property Expenditures for Fiscal 2003:

	Hemlo West	Amos	Meridian	Yukon Olympic	Big Bulk	VMS	General	Total
Exploration and Mineral Property Expenditures
Accomodation	0	0	0	13,768	17,004	0	1,488	32,260
Assays and geochemical analysis	0	0	0	243	12,049	0	626	12,918
Consulting	0	0	0	1,620	16,623	1,080	12,240	31,563
Drilling	0	0	0	0	110,483	0	0	110,483
Expediting	94	23	125	1,618	4,546	0	16	6,422
Field supplies	0	0	0	4,174	4,743	0	504	9,421
Fuel	0	0	0	367	14,443	0	0	14,810
Maps, printing and drafting	102	0	0	1,357	2,930	0	664	5,053
Property acquisition and maintenance costs	0	0	0	21,720	400	435	0	22,555
Project management fees	544	277	41	13,323	30,688	495	6,673	52,041
Salaries and wages	2,691	2,840	299	59,737	88,400	3,908	54,788	212,663
Surveys	0	0	0	48,302	0	0	0	48,302
Transportation	659	0	0	8,073	90,443	0	1,801	100,976
Total	4,090	3,140	465	174,302	392,752	5,918	78,800	659,467

No dividends have been paid by the Company, and the Company has no present intention of paying dividends on its Common Shares as it anticipates that all available funds will be invested to finance the growth of its business.

Loss for the year is affected by the administration costs, write off of deferred exploration expenditures and mineral property expenditures, general exploration expenditures and costs recovered by way of option payments.

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with December 31, 2003.

SUMMARY QUARTERLY INFORMATION

Quarter Ended:	December 31, 2003 ($)	September 30, 2003 ($)	June 30, 2003 ($)	March 31, 2003 ($)	December 31, 2002 ($)	September 30, 2002 ($)	June 30, 2002 ($)	March 31, 2002 ($)
Current Assets	1,076,320	887,916	529,683	614,108	799,305	1,559,892	1,782,842	220,892
Resource Assets	0	1,213,560	1,109,522	1,045,546	1,008,652	48,677	19,627	1,772
Current Liabilities	239,196	255,491	177,563	121,612	186,207	151,605	155,757	236,928
Shareholders' Equity Capital Stock Special Warrants Contributed Surplus Stock Options and Warrants Deficit	21,257,464 0 64,784 145,509 (20,621,033)	20,436,413 0 64,784 0 (19,116,912)	20,076,182 0 64,784 0 (18,679,325)	20,076,182 0 64,784 0 (18,602,924)	19,835,320 246,000 64,784 0 (18,524,354)	19,245,920 0 64,784 0 (17,853,740)	19,245,920 0 64,784 0 (17,663,992)	17,490,085 0 64,784 0 (17,569,133)
Net Income (Loss)	(1,504,121)	(437,587)	(76,401)	(78,570)	(670,614)	(189,748)	(94,859)	(67,388)
Working Capital (Deficit)	837,124	632,425	352,120	492,496	613,098	1,408,287	1,627,085	(16,036)
Loss per share (1)	(0.084)	(0.028)	(0.005)	(0.005)	(0.077)	(0.020)	(0.029)	(0.017)

(1)

Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

At the Annual General Meeting of shareholders held on June 25, 2003, all resolutions placed before the shareholders were passed.

FISCAL 2002

During the year ended December 31, 2002 in connection with the Teck Cominco Agreement, the Registrant received proceeds of $117,000 on the exercise of 390,000 warrants and issued 390,000 Common Shares.  The Registrant also received $246,000 for 820,000 special warrants allowing for the purchase of 820,000 units convertible, until October 15, 2003 and for no further consideration, into one Common Share and one underlying share purchase warrant exercisable into one Common Share at $0.30 per Common Share for a period of one year from the date of conversion of the special warrant.  The special warrants were issued in January 2003.

In connection with private placements, the Registrant received gross proceeds of $578,000 and issued a total of 4,444,166 Common Shares.  Of these, 2,941,666 Common Shares were issued for $353,000 of flow-through funds.  The Registrant also issued 1,778,333 warrants allowing for the purchase of up to 1,778,333 Common Shares as to 1,500,000 Common Shares at $0.15 per Common Share until May 22, 2003, 258,333 Common Shares at $0.12 per Common Share until December 20, 2003 and 20,000 Common Shares at $0.12 per Common Share until December 30, 2003.

In connection with a Short Form Offering Document, the Registrant raised $1.62 million comprised of $1,215,000 in flow-through funds and gross proceeds of $405,000 in non-flow-through funds.  The Registrant issued 1,350,000 non-flow-through units and 4,050,000 flow-through units each priced at $0.30 per unit.  Each flow-though unit consisted of one flow-through Common Share and one non-transferable flow-through share purchase warrant, with each two flow-through warrants entitling the holder to purchase one additional flow-through share at a price of $0.35 per Common Share until June 18, 2003.  Each non-flow-through unit consisted of one non-flow-through Common Share and two transferable non-flow-through share purchase warrants, with each two non-flow-through warrants entitling the holder to purchase one additional non-flow-through share at a price o $0.35 per Common Share until June 18, 2003.  The Registrant also issued 1,080,000 agents' warrants allowing for the purchase of up to 1,080,000 Common Shares at $0.35 per share until June 18, 2003 and 200,000 Common Shares to an agent as finance fee.  The non-flow-through warrants commenced trading through the facilities of the TSX-Venture Exchange on June 28, 2002 under the trading symbol CXP-WT.

At the Annual General Meeting of shareholders held on June 27, 2002, all resolutions placed before the shareholders were passed, including a Special Resolution approving changing the Registrant's name to Canadian Empire Exploration Corp.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Helmo West property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005 ($276,195 spent by December 31, 2002). Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%.  In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre-feasibility study.  Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Registrant's prior expenditures and completing a feasibility study.  The Registrant will then have a 39.2% interest and the option to either fund its Common Shares of production financing or negotiate with Teck Cominco for a carried interest through to production.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Amos property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest, by making staged exploration expenses totaling $2.0 million by December 31, 2005 ($325,065 spent by December 31, 2002). Upon completion of the minimum expenditures, a joint venture will be formed, with the Registrant holding 80% and Teck Cominco holding 20%.  In order to maintain its 80% interest in the joint venture, the Registrant must fund additional exploration to the completion of a pre-feasibility study.  Teck Cominco will then have a one-time election to back-in for 60.8% interest in the project by funding a minimum of 200% of the Registrant's prior expenditures and completing a feasibility study.  The Registrant will then have a 39.2% interest and the option to either fund its Common Shares of production financing or negotiate with Teck Cominco for a carried interest through to production.  During 2002, the Registrant expended $7,959 acquiring the Amos property.  During 2002, the Registrant entered into an agreement with an optionee whereby the optionee may acquire up to 50% of the Company's interest in the property by exercising three options by way of staged exploration expenditures totaling $2.0 million by September 30, 2003.  Upon completion of each option period, the optionee has the right to convert its investment in the project into Common Shares of the Registrant (840,000 Common Shares issued to December 31, 2002 at a market value of $315,000).  Prior to December 31, 2002 the optionee relinquished the right to the property back to the Registrant.

In connection with the CEEx Program, the Registrant entered into agreement to acquire the right to earn an 80% interest in Teck Cominco's interest in the Meridian property, subject to back-in rights by Teck Cominco, by making staged exploration expenses totaling $800,000 by December 31, 2005. The Registrant expended $346,866 during 2002 on the Meridian project.  Results not having met expectations, the Registrant relinquished its rights to the Meridian project, and costs of $346,866 in relation to the Meridian project were written off.

In connection with the CEEx Program, the Registrant entered into agreement to acquire up to a 51% interest in the Yukon Olympic property by making staged exploration expenditures totaling $1.5 million ($182,040 spent by December 31, 2002) and staged share payments totaling 900,000 Common Shares by December 31, 2005 (300,000 Common Shares issued during 2002).  A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study.  Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study.  Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%.  In connection with the Yukon Olympic property, a finder's fee of 200,000 units comprised of 200,000 Common Shares and 200,000 warrants allowing for the purchase of up to a further 200,000 Common Shares at $0.20 per Common Share until September 20, 2004 was paid to a party related by virtue of common management and directorship.  The vendor has the right to earn a 100% interest in the property subject to a 1.5% net smelter return royalty ("NSR").   During 2002, the Registrant expended $60,300 towards the acquisition of the Yukon Olympic property, which amount includes the 300,000 Common Shares issued to the vendor and 200,000 Common Shares issued as finder's fee.

In connection with the CEEx Program, the Registrant acquired the rights to earn an interest in the Big Bulk property, subject to back-in rights by Teck Cominco and an underlying vendor's net profits interest.  The Registrant may earn an initial 80% interest by spending $800,000 on exploration by December 31, 2005 ($131,617 spent by December 31, 2002).  Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Registrant would then hold 25% and the vendor 24%.

In connection with the CEEx Program, the Registrant entered into an agreement to acquire a 100% interest  in the VMS property by making staged payments of $35,000 ($5,000 paid to December 31, 2002) and issuing 200,000 Common Shares in stages prior to December 31, 2005 (50,000 Common Shares issued during 2002).  A joint venture will then be formed with the Registrant holding 51% and the vendor holding 49% through to completion of a preliminary feasibility study.  The vendor retains a 1.5% NSR. Under the terms of the Teck Cominco Agreement, Teck Cominco will have the right to earn a 51% interest in the property by incurring 200% of the Registrant's prior expenditures and completing a feasibility study. Should Teck Cominco earn the 51%, the Company would then hold 25% and the vendor 24%.  In connection with the VMS property, a finder's fee of 100,000 units comprised of 100,000 Common Shares and 100,000 warrants allowing for the purchase of up to a further 100,000 Common Shares at $0.20 per Common Share until October 22, 2004 and reimbursement of costs of $5,000 were paid to a party related by virtue of common management and directorship. The related party has the right to reacquire a 1% NSR held by an underlying vendor for $1.0 million. During 2002, the Registrant expended $23,000 towards the acquisition of the VMS property, which amount includes the 50,000 Common Shares issued to the vendor and 100,000 Common Shares  issued as a finder's fee, and expended $2,476 exploring the VMS property.

During 2002, the Registrant wrote off $45,647 relating to properties in which it held no interest.

Prior to 2002, the Company had requested reimbursement from the Government of Mexico for $199,672 of value-added tax paid by the Company in prior years.  During 2002, the Company determined that it was not financially practicable to continue pursuing collection of the reimbursement and accordingly the $199,672 was written off.

As a result of the Company's increased activity, fiscal 2002 corporate costs were approximately $433,000, an increase of approximately $110,000 from fiscal 2001.  The increase is primarily seen in shareholder communications expenses due to increased communication with shareholders in respect of the CEEx Program. Exploration and mineral property expenditures were approximately $1,403,000 as compared to approximately $68,000 for fiscal 2001 as a result of the acquisition of several properties and the review of properties under consideration. For a more detailed description of the CEEx Program see Item IV - Information of the Company - Business Overview. At December 31, 2002, the Company had working capital of approximately $613,000, which amount includes cash and cash equivalents of approximately $730,000 as a result of funds received for the public and private placements, on the exercise of warrants and in connection with the special warrants issued in 2003.

Stock Based Compensation: During fiscal 2002 the Registrant adopted the requirements of the new Canadian Institute of Charted Accountants standard concerning the accounting for stock-based compensation.  The Company elected not to adopt the fair value method of accounting for stock options.  No compensation expense is recognized if the exercise price of the stock option at date of grant is equal to market value.

Mineral Property Expenditures:  In keeping with accepted industry practice in Canada, the Company capitalizes  property acquisition and exploration expenditures relating to mineral properties in which the Company has an active interest.  In the event that such properties become inactive or prove uneconomic, they are written off.

FISCAL 2001

During the year ended December 31, 2001, in connection with exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, the Company received the remainder of the funds from Meridian, and completed the initial stages of its sale of the G&R Property to Meridian.  Prior to December 31, 2001, the Company announced that it had received notice from Meridian that Meridian had terminated the Agreements. Prior to December 31, 2001, the Company relinquished its rights to the Guadalupe Property and returned the concessions to the vendors.  See Fiscal 2000 below for a more detailed description of the Agreements.

During 2001, with delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed.  A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less than 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

On September 11, 2001, the Company announced that its Common Shares were being de-listed from The Toronto Stock Exchange, and that the Company's Common Shares would continue to be traded through the facilities of the Canadian Venture Exchange.  On October 2, 2001, the Company announced that trading in its Common Shares was being halted pending consolidation of the Company's capital on the basis of 10 old Common Shares for 1 new share and a change of company name.  The Company elected not to change its name until its next Annual General Meeting to be held on June 27, 2002.  The consolidation became effective on December 5, 2001.

During 2001, the Company and Teck Cominco formed a strategic alliance for the operation of the Company's CEEx Program.  Teck Cominco endorsed the CEEx Program by entering into an agreement with the Company.  The CEEx Program is a Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which the Company will have the right to earn property interests.   During 2001, under the terms of the Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001.  Each Unit consists of one common share and one $0.30 share purchase warrant.  Exercise of the warrants on or before February 7, 2002 (subsequently amended to July 8, 2002), will provide an additional $117,000 the Company.  Teck Cominco's next funding election for an additional $246,000  takes place on April 15, 2002 (subsequently amended to September 15, 2002).

During 2001, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger & Co."). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company.

During 2001, the Company received, from the Government of Mexico, reimbursement of value-added tax ("IVA") of $40,038.  The Company has requested the remaining $199,672 of IVA  from the Government of Mexico.  While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

As a result of the Company's increased activity, fiscal 2001 corporate costs were approximately $323,000, an increase of approximately $41,000 from fiscal 2000. Exploration and mineral property expenditures were approximately $68,000 as compared to approximately $142,000 for fiscal 2000 as a result of review of properties under consideration.  At December 31, 2001, the Company had working capital of approximately $50,888, which amount includes the remaining $199,672 of IVA requested from the Government of Mexico.

FISCAL YEAR ENDED DECEMBER 31, 2003 VS. FISCAL 2002 AND 2001

For the fiscal year ended December 31, 2003, the Company had total assets of $1,085,920 as compared with $1,807,957 and $265,271 for the fiscal years ended December 31, 2002 and December 31, 2001 respectively.  Resource assets at December 31, 2003 were $nil as compared with $1,008,652 and $nil at December 31, 2002 and December 31, 2001 respectively.  The decrease in resource assets at December 31, 2003 results from the return of all properties to the vendors during the year.  The increase in resource assets at December 31, 2002 results from agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties, while the reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe property to the vendors.  As a result of the financings completed during 2003, at December 31, 2003, the Registrant had cash and cash equivalents of $1,067,042 (2002: $729,735, 2001: $54,237), of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.  Current liabilities remained relatively unchanged at December 31, 2003, 2002 and 2001, as to $239,196 at December 31, 2003, $186,207 at December 31, 2002 and $212,147

at December 31, 2001.  During 2003, the Company was advanced $30,000 by a related party owned by Directors of the Company and charged interest in the amount of $412.  The interest was paid during 2003 and the principal was repaid in 2004.  During 2001, under a promissory note bearing interest at 8% per annum, the Company repaid the balance of principal and interest to a related party owned by Directors of the Company.

Exploration and mineral property expenditures in fiscal 2003 were of $659,467, as compared with $1,403,403 and $68,336 for fiscal 2002 and 2001 respectively.  The increase from $68,336 in fiscal 2001 to $1,403,403 results from funds expended for review of properties under consideration in connection with the CEEx Program and agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. The decrease from $1,403,403 in fiscal 2002 to $659,467 in fiscal 2003 results from the abandonment of of properties during 2003 and reduced activity at the Big Bulk property.

Due to the reduced activity in fiscal 2003, the administrative expenses remained relatively unchanged in fiscal 2003 ($439,041) as compared with fiscal 2002 ($432,836).  Due to the increased activity in fiscal 2002, administrative expenditures increased in to $432,836 as compared with $323,350 in fiscal 2001 .

Shareholder communications in fiscal 2003 decreased to $44,201 as a result of the realignment of projects and the return of properties to the vendors, while shareholder communications in fiscal 2002 increased to $136,145 as compared with $455 for fiscal 2001, due to increased communication with shareholders relating to the CEEx Program and the attendant costs of agreements entered into to earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS Properties. Interest expenses for fiscal 2003 were $412 as compared with $Nil in fiscal 2002 and $4,013 in fiscal .  Fiscal 2003 saw an advance of $30,000 made to the Company by a related party owned by Directors of the Company.  Interest of $412 was paid in connection with the advance and the principal was repaid in the 2004.  Interest expense of $4,013 in fiscal 2001 related to the repayment of advances made to the Company by a related party owned by Directors of the Company during 2001.

During fiscal 2003, the Company wrote off exploration expenditures of $1,475,505 and property acquisition expenditures of $113,814  previously capitalized as resource assets relating to the relinquished properties, as compared with $349,104 and $nil respectively for fiscal 2002 relating primarily to the disposition of the Meridian Property, and $18,612 and $91 respectively for fiscal 2001.

FOURTH QUARTER

During the fourth Quarter of 2003, the Company completed non-brokered private placements of 2,300,000 Flow-Through Shares, 1,200,000 Non-Flow-Through Units (the "Non-Flow-Through Units") and 76 Combined Units (the "Combined Units") (collectively the "Private Placements"), for total gross proceeds of $388,000.  Each Non-Flow-Through Unit was comprised of one common share and one non-transferable common share purchase warrant (the "Warrant"), with each Warrant allowing for the purchase of one common share at $0.14 per share until October 12, 2004.  Each Combined Unit is comprised of 4,000 flow-through common shares and 1,000 non-flow-through units; each non-flow-through unit consisting of one common share and one Warrant.  In connection with the Private Placements, the Company issued a total of 348,000 Warrants and made cash payments totaling $27,840 to qualified persons who introduced arms-length purchasers under the Private Placements.

The Company expended approximately $240,000 on administrative expenses, with approximately $24,000 for audit and legal purposes, $15,000 for management and administrative services pertaining to year-end regulatory compliance, approximately $15,000 for office operations and facilities, stock option compensation expense of $145,509 in connection with stock options granted earlier in the year, and approximately $15,000 towards shareholder communications, relating particularly to communication of results at the Big Bulk property. The Company expended approximately $64,000 for exploration and mineral property expenditures, relating primarily to the Big Bulk property.

At year-end, the Company wrote off all costs relating to resource assets as all rights and interests in properties had or were being returned to vendors.

LIQUIDITY AND CAPITAL RESOURCES

As a result of the financings completed during 2003, at December 31, 2003, the Company had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

In connection with the Teck Cominco Agreement, the Registrant issued 820,000 special warrants for funds in the amount of $246,000 received in 2002.  The special warrants were converted during 2003 and the Registrant issued 820,000 units, with each unit comprised of one Common Share in the capital of the Registrant and one share purchase warrants entitling the holder to acquire one common share in the capital of the Registrant at $0.30 per share until June 30, 2004

In connection with private placements, the Registrant issued a total of 8,744,000 flow-through shares, 3,006,000 non-flow-through shares for total consideration of $1,266,000 and warrants allowing for the purchase of up to 2,110,500 shares at prices from $0.10 to $0.14 per share, with expiry dates ranging from September 15, 2004 to October 12, 2004. In respect of these private placements, the Registrant also issued to agents who introduced arm's-length purchasers to the Registrant 63,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, with two Common Share purchase warrants entitling the holder to acquire one Common Share at $0.10 per Common Share until September 14, 2004 and 348,000 warrants, each warrant entitling the holder to acquire one Common Share at $0.14 per Common Share until October 12, 2004.  At December 31, 2003 all of the warrants remained unexercised.

In connection with financings completed in 2002, the Registrant amended the terms of warrants such that the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 22, 2003 to May 22, 2004, the expiry date of 1,080,000 agents' warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004 and the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004.

During 2003, 2,985,903 warrants allowing for the purchase of 1,635,903 Common Shares expired unexercised, and at December 31, 2003, all of the remaining warrants remained unexercised.

Warrants outstanding at December 31, 2003:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.15	1,500,000	1,500,000	May 22/04
0.15	4,050,000	2,025,000	June 18/04
0.35	1,080,000	1,080,000	June 18/04
0.30	820,000	820,000	June 30/04
0.10	973,000	486,500	Sept. 15/04
0.20	200,000	200,000	Sept. 20/04
0.14	1,624,000	1,624,000	Oct. 12/04
0.20	100,000	100,000	Oct. 22/04
0.15	820,000	820,000	Dec 22/05
	11,167,000	8,655,500

Stock Options outstanding at December 31, 2003:

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawrence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R. E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
Brian Thurston	50,000	0.15	Jan. 3/03	Jan. 3/08
George Norman	50,000	0.15	Jan. 3/03	Jan. 3/08
Susie Rivera	25,000	0.15	Jan. 3/03	Jan. 3/08
Terri Goglin	40,000	0.15	Jan. 3/03	Jan. 3/08
Blaine Monaghan	100,000	0.15	Aug. 21/03	Aug. 21/08
1,680,000

From January 1 to May 7, 2004, the company issued a total of 415,250 Common Shares on the exercise of 420,500 warrants for total consideration of $123,700.

OUTSTANDING SHARE DATA AS AT MAY 7, 2004

Authorized - 250,000,000 no par value common shares

Issued - 28,889,336

Warrants outstanding:

Exercise Price ($)	Number of Warrants	Number of Shares	Expiry Date
0.15	1,500,000	1,500,000	May 22/04
0.15	4,039,500	2,019,750	June 18/04
0.35	1,080,000	1,080,000	June 18/04
0.30	410,000	410,000	June 30/04
0.10	973,000	486,500	Sept. 15/04
0.20	200,000	200,000	Sept. 20/04
0.14	1,624,000	1,624,000	Oct. 12/04
0.20	100,000	100,000	Oct. 22/04
0.15	820,000	820,000	Dec 22/05
	10,746,500	8,240,250

Stock Options outstanding:

Optionee	Number	Exercise Price ($)	Date of Grant	Expiry Date
John S. Brock	560,000	0.15	Jan. 3/03	Jan. 3/08
Lawarence Page	75,000	0.15	Jan. 3/03	Jan. 3/08
R.E. Gordon Davis	75,000	0.15	Jan. 3/03	Jan. 3/08
Douglas Proctor	75,000	0.15	Jan. 3/03	Jan. 3/08
Wayne J. Roberts	430,000	0.15	Jan. 3/03	Jan. 3/08
Jeannine P. M. Webb	200,000	0.15	Jan. 3/03	Jan. 3/08
Susie Rivera	25,000	0.15	Jan. 3/03	Jan. 3/08
Blaine Monaghan	100,000	0.15	Aug. 21/03	Aug. 21/08
	1,540,000

Escrowed or pooled shares: nil shares

OTHER INFORMATION

The Company's web address is www.canadianempire.com.  Other information relating to the Company may be found on the SEDAR website (www. SEDAR.com).

OUTLOOK

During the year 2004, the Company proposes to continue to operate under the provisions of its strategic alliance with Teck Cominco in the acquisition of Canadian mineral exploration projects with drill targets indicating large metal systems. In consideration for Teck Cominco continuing to elect to provide the Company with working capital by way of puchases of common shares of the Company, Teck Cominco will maintain the right at pre-feasibility to back into property interests ranging from 51% to 60.8% by spending 200% of the Company's prior exploration expenditures and completing final feasibility studies.

With approximately $1.0 million of Flow-Through funding in hand for year 2004, the Company has sufficient exploration funding in hand for exploration expenditures budgeted for work on its Atikokan West property and the preliminary exploration expenditures that may be incurred on an additional property acquisition. As at May 7, 2004 the Company is completing technical due diligence on several mineral properties  As may be required, contingent on exploration success,  the Company proposes to continue to fund its Canadian exploration activity largely through the sale of Flow Through shares.

RELATED PARTY TRANSACTIONS

Except as described below and as noted earlier herein, no executive officer or senior management of the Registrant, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last three fiscal years and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries.  Except as noted below, during the last three years and through the date of this Annual Report, no senior management or director, nor any associate thereof, was or is indebted to the Registrant or any of its subsidiaries.

Services Provided by Badger & Co. Management Corp.

Effective April 1, 2001, the Registrant entered into an administrative services agreement (the "Badger Administrative Agreement") with Badger & Co., a British Columbia company owned by John S. Brock (40%), Wayne J. Roberts (30%), and Jeannine P. M. Webb (30%) directors and/or officers of the Registrant.  Badger & Co. received from the Registrant its pro rata share of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up.

Effective April 1, 2001, the Registrant entered into an exploration management agreement (the "Badger Exploration Agreement") with Badger & Co. pursuant to which Badger & Co. would implement exploration programs on certain properties of the Company.  Under the Badger Exploration Agreement, the Company was charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs.

During 2003, the Company was charged, by Badger & Co., $91,675 (2002: $65,767, 2001: $32,976) for cost of operations and administration, $154,082 (2002: $141,700, 2001: $63,273) for professional services and $140,729 (2002: $53,207, 2001: $8,835) for exploration salaries and wages and project management fees.  The increases relate to the time required to assess market conditions towards the negotiation of agreements with third parties and the relinquishment of properties, and  arrange for financings.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

Legal or Arbitration Proceedings

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties.  However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture.  In addition, the operations of the Company are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations in foreign areas some of which cannot be covered by insurance or other risk reduction strategies.  Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act.  The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

Dividend Distribution Policy

The Registrant has not paid any cash dividends on its Common Stock and has no present intention of paying any dividends.  The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business.  The future dividend policy of the Registrant will be determined from time to time by the Board of Directors.

RISK FACTORS

The securities of the Registrant are highly speculative.  In evaluating the Company, it is important to consider that the

Company is a resource exploration enterprise and that it is in the exploratory stage of its operations.  To date, the Company has had no revenues and there is no immediate expectation of revenues.  A prospective investor or other person reviewing the Company should not consider an investment in the Registrant unless the investor is capable of sustaining an economic loss of the entire investment.  All costs have been funded through equity and related party advances.  Certain risks are associated with the Company's business including:

Mineral Exploration and Development

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery and the development of commercial mineable mineralized deposits.  Most exploration projects do not result in the discovery of commercially mineralized deposits.

Trends

The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop.  Such development could take years to complete and the resulting income, if any, is difficult to determine.  The sales value of any mineralization discovered by the company is largely dependent upon factors beyond the Company's control, such as market value of the products produced.  Other than as disclosed herein, the company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's results or financial position.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs.  Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operation or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that its is impractical to commence or continue commercial production.

Environmental Factors

The Company proposes to conduct exploration activities in various parts of Canada.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds. In Canada, extensive environmental legislation has been enacted by federal, provincial and territorial governments. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the Company's properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company is not aware of any environmental hazards on any of the properties held by the Company.

The approval on new mines of federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act.  In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to commencement of any mining operations.  These reports entail a detailed and scientific assessment as well as a prediction of the impact on the environmental and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. Failure to comply with the legislation may have serious consequences. Orders may be issued requiring operations to cease or be curtailed or requiring installation of additional facilities or equipment. Violators may be required to compensate those suffering loss or damage by reason of its mining activities and may be fined if convicted of an offense under such legislation.

Canadian provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of the public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The costs of closure of mining properties, and, in particular, the cost of long term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

The Company has adopted environmental practices designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  All of the Company's activities are in compliance in all material respects with applicable environmental legislation.  The Company is currently engaged in exploration with nil to minimal environmental impact.

Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Company are not subject to loss or dispute particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse laws and regulations which have not been identified by the Company.  Notwithstanding that the exploration and exploitation concessions in respect of which the Company may hold various interests have been surveyed, the precise boundary locations thereof may be in dispute. Although the Company has exercised the usual due diligence with respect to title to properties in which it has a material interest, there is no guarantee that title to the properties will not be challenged or impugned. The Company's mineral property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in the Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Potential Conflicts of Interest

The Directors of the Company serve as directors of other public and private companies and devote a portion of their time to manage other business interests.  This may result in certain conflicts of interest.  To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation.  The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the company and its shareholders.  However, in conflict of interest situations, directors of the Registrant may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.  There is no assurance that the needs of the Registrant will receive priority in all cases.  From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to:  (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program.  A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Indemnity and Protection of Directors, Officers and Employees

Article 19.1 of the Registrant's Articles states:

"Subject to the provisions of the Company Act [the British Columbia Company Act], the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses including any amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his or their being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation.  Each director of the Company, on being elected or appointed, shall be deemed to have contracted with the Company on the terms of the foregoing indemnity."

The Article also provides similar protection for officers and employees for liabilities incurred arising out of the performance of their duties or by reason of their position with the Registrant.  Thus, the Registrant may be required to pay amounts to settle any such claims that may arise, if any.  The impact of any such possible future indemnity protection cannot be determined at this time.  Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

Potential Dilution

Commitments exist which could require the issuance of additional shares of the Registrant, such as by way of the exercise of stock options and the exercise of outstanding share purchase warrants.  Furthermore future equity financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of the Registrant's securities.

No U.S. Listing of the Company's Securities

As noted above, the Registrant's Common Shares are listed on the CDNX.  The Registrant's investor base is located principally outside the United States and therefore, it has no current plans to apply for the listing of its shares or to otherwise qualify its securities on any U. S. stock exchange or the NASDAQ automated quotation system.  As a result, the market on the Registrant's securities is limited, particularly in the United States.  If market interest changes and the Registrant meets the applicable eligibility requirements of NASDAQ or other U.S. exchanges in the future, it may reconsider this policy.  Investors should recognize that U.S. market liquidity will not be readily available.

Canadian Aboriginal Land Claims

Canadian Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is aware of the mutual benefits afforded by cooperative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such cooperation. While there is, to the Company's knowledge, no existing claim in respect of any of its properties, the advent of any future aboriginal land claims and the outcome of any aboriginal land claims negotiations cannot be predicted.

Competition

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company.  Nevertheless, the market for the Company's possible future production of minerals tends to be commodity rather than enterprise oriented since mineral products tend to be fungible.  As a result, the competitive factors are principally impacted by overall market issues rather than by corporate presence and strength.  Accordingly, the Company expects to compete by keeping its production costs low (as yet, the Company does not have any property in the development or production stage) through judicious selection of the property to be developed and by keeping overhead and other charges within industry standards.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot by predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with Company policy, government regulations, and maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Uncertainty of Markets for Metals

The global market price for metals and in particular for gold and silver is influenced by numerous factors beyond the control of the Company. The world-wide precious metals market has experienced a degree of instability over the last few years, and a number of factors may impact future prices.  Such factors include supply and demand, inflation, imposition of export controls, government regulated ad valorem taxes and royalties that may be imposed on metal production, refining costs and penalties, labor problems experienced by large producers and market price fluctuations resulting from speculative and production hedging activity.  The exact effect of these factors cannot be accurately predicted and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Uncertainty of Establishing Mineral Reserves

Locating mineral deposits depends on a number of factors, including the technical skill of the exploration personnel involved.  Whether a mineral deposit, once discovered, will be commercially viable also depends on a number of factors, including the particular attributes of the deposit (i.e., the size and grade of the deposit and the proximity of the deposit to the mine development infrastructure) as well as the market prices of precious metals and ores, which can be highly volatile.  Factors contributing to the uncertainty of establishing reserves of minerals may be resolved by further exploration for additional mineralization, establishment of infrastructure by non-related entities, development of improved mining technologies and increased market prices for the metals.  In the event that the Company's exploration efforts succeed and established reserves of minerals are identified, but various factors make mining not commercially viable, the Company would postpone mine development until there was an improvement in the factors contributing to commercial viability.  In the event that such commercial viability is never attained, the Company could seek to sell or otherwise realize value or could be required to abandon its business and fail as a "going concern."

Need for Additional Capital

Currently, exploration programs and feasibility studies are pursued by the Company with an objective of establishing mineralization of commercial quantities.  The Company may fund the proposed programs and feasibility studies through equity financing and the possible exercise of outstanding options.  Such funding would be dilutive to current shareholders.  Should sources of equity financing not be available to the Company, the Company would seek a joint venture relationship in which the funding source could become entitled to a shared, negotiated interest in the property or the projects.  If exploration programs carried out by the Company are successful in establishing ore of commercial quantities and/or grade, additional funds will be required to develop the properties and reach commercial production.  In that event, the Company may seek capital through further equity funding, debt instruments, by offering an interest in the property being explored and allowing the party or parties carrying out further exploration or development thereof to earn an interest, or through a combination of funding arrangements.  There can be no assurance of such funding sources.  Furthermore, if the Company is not able to obtain the capital resources necessary to meet property payments or exploration or development obligations which now apply or which would apply in joint ventures with others, its potential as a "going concern" could be seriously affected.

Management and Directors

The Company is dependent on a relatively small number of key directors and officers:  John S. Brock, Wayne J. Roberts and Jeannine P.M. Webb.  Loss of any one of those persons could have an adverse affect on the Company.  The Company does not maintain "key-man" insurance in respect of any of its management.

Conflicts of Interest

Certain of the Directors and Officers of the Company are also in their personal capacities, or as Directors or Officers of other companies, engaged in mineral exploration and development.  Accordingly, exploration opportunities or prospects of which they become aware may not necessarily be made available to the Company. The Directors and Officers intend to allocate opportunities or prospects from time to time on the basis of prudent business judgment.  The Directors are required by law to act honestly and in good faith with a view to the best interest of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a Director for the approval of such transaction.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in North America have experienced high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that the continual fluctuations in price will not occur.  In particular, during the financial year ended December 31, 2003, the per share price of the Company's common shares fluctuated from a high of $0.170 to a low of $0.080.

Business Risks of Mineral Exploration

The Company is engaged in the exploration of mineral resource properties.  To date, any exploration program carried out by the Company has been an exploratory search for ore.  Mineral exploration involves significant operating and investment risks and few properties which are explored are ultimately successfully developed into producing mines.  The Company does not have any interests, direct or indirect, in producing mines or mineral properties which, as of the date hereof, have a known body of commercial ore.  Exploration for mineral resources requires compliance with the laws of the jurisdiction in which the exploration is taking place and potential changes to laws relating to exploration activities, environmental considerations and ownership of the properties being explored can have a significant impact on the Company.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and engineering operating conditions may occur and may expose the Company to liabilities.  Should such liabilities arise the payment of such liabilities may have a material, adverse effect on the Company's financial position.  It is not always possible to fully insure against such risks or the Company may elect not to cover such risks because of the high cost of such insurance.  The Company may become subject to liability for pollution or hazards.  Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Company.  Currently, the Company is a named insured with respect to Commercial General Liability and Excess Liability in a gross amount limited to $10 million (Cdn.) for each occurrence.

Market Risk

The Company is in the business of mineral exploration.  Gold prices and foreign exchange rates may fluctuate widely from time to time.  The Company has not entered into market instruments for trading or other purposes.  The Company has limited exposure to such risk at the present time as it has no mineral property assets or operations.

Variations in Operating Results

The Registrant was incorporated on February 24, 1987 and since incorporation has not realized net income nor paid dividends.  During the years ended December 31, 2003, 2002, and 2001, the Company had net losses of $2,096,679, $1,022,609, and $388,599 respectively, shareholder deficits of $20,621,033, $18,524,354, and $17,501,745 respectively, and per share losses of $0.12, $0.12 and $0.11 respectively. There is no assurance that these trends in operating results will change.

Plan of Operations and Financial Sources and Liquidity

During 2003, the Company issued 12,633,000 Common Shares for gross proceeds of $1,512,000. At December 31, 2003, the Company had cash and cash equivalents of $1,067,042, of which $927,891 is restricted to flow-through expenditures on Canadian mineral properties, resulting in an unrestricted working capital of $90,767.

At May 7, 2004, the Registrant had 28,889,336 Common Shares outstanding, outstanding options expiring on various dates until January 3, 2008, entitling the holders to purchase up to 1,540,000 Common Shares at $0.15 per share, warrants entitling the holders to purchase up to 8,240,250 shares at prices varying from $0.14 to $0.30 per share through December 22, 2005.

To date, the Company's mineral exploration activities have been funded through sales of common shares.  The Company's ability to continue operations is dependent on management's ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern.  The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Additional Financing

In order to continue exploring its mineral properties and acquiring additional properties, management may be required to pursue additional sources of financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements reduced. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.

CANADIAN EMPIRE EXPLORATION CORP.

#1205 - 675 West Hastings Street

Vancouver, B.C.   V6B 1N2

Telephone:  (604) 687-4951

NOTICE OF 2004 ANNUAL GENERAL MEETING

TAKE NOTICE that the 2004 Annual General Meeting of CANADIAN EMPIRE EXPLORATION CORP. (hereinafter called the "Company") will be held at Suite 1205 - 675 West Hastings Street, Vancouver, British Columbia on:

Friday, June 18, 2004

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2003 and the report of the Auditors thereon;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to elect Class III directors;

5.

to approve an amendment to the Company's Amended Stock Option Plan;

6.

to consider and, if thought fit, to pass, the Special Resolutions set forth under the heading "Particulars of Matters to be Acted Upon - Transition Into the B.C. Business Corporations Act and Adoption of New Articles" in the Information Circular dated May 1, 2004:

A.

removing the application of the Pre-existing Company Provisions to the Company and altering the Company's Notice of Articles accordingly; and

B.

cancelling the existing Articles of the Company and adopting a new form of Articles of the Company; and

7.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular, which contains details of matters to be considered at the Meeting, and a form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his place.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy accompanying this Notice and then complete, date, sign and return the Proxy within the time set out in the Notes.  The form of Proxy accompanying this Notice is solicited by Management of the Company but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.  Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 1st day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"John S. Brock"

John S. Brock

President

May 17, 2004

PRESIDENT'S REPORT

Your company, Canadian Empire Exploration Corp. has been active on the exploration front over the last two years, having raised over $4.0 million and drilled five properties.  Unfortunately, none of the properties returned results in keeping with objectives, and all properties were subsequently relinquished during the past year.

Moving forward, I am pleased to report that as of April this year, your company has over $1.0 million remaining in its treasury, and will continue with its strategy of drilling for discovery with a focus to gold and copper. A drilling program is planned for its Atikokan West gold property in Ontario.  Several properties, each with drill targets, are currently being evaluated for acquisition.  Additionally, Canadian Empire and Teck Cominco, through the exercise of share purchase warrants in early 2004, continue to maintain their three year-old strategic alliance.

Following the Annual General Meeting in June, I will be asking your Board of Directors to consider reducing the Flow-Through component of future equity funding.  It appears that with approximately 16 million shares issued in 2002 and 2003 being Flow-Through shares, there is a tendency for those shareholders to place emphasis on the value of the tax benefit received rather than to wait for exploration success.  I will also recommend to the Board Members that Canadian Empire consider diversifying some of its exploration activity outside of Canada, thus broadening its exposure to discovery.

During the year ahead, I look forward to reporting to you on a regular basis.

"John S. Brock"

John S. Brock

President

Proxy

(Solicited by Management)

2004 ANNUAL GENERAL MEETING (the "Meeting") **of**

CANADIAN EMPIRE EXPLORATION CORPORATION (the "Company")

TO BE HELD AT: **1205 – 675 West Hasting Street, Vancouver, British Columbia**

ON: **Friday, June 18, 2004 at 10:00 a.m.**

The undersigned registered shareholder **("Registered Shareholder")** of the Company hereby appoints John S. Brock, President and Chief Executive Officer of the Company, or failing him, Wayne J. Roberts, Vice-President, Exploration, of the Company, or in place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the Notice of Meeting and Information Circular dated May 1, 2004).

		For	Against
1.	To authorize the directors to fix the auditors' remuneration		
		For	Withhold
2	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company		
3.	To elect as Class III directors all those named in Numbers 4 and 5 below:		
4.	To elect as a Class III director, John S. Brock		
5.	To elect as a Class III director, Wayne J. Roberts		
		For	Against
6.	To approve an amendment to the Company's Amended Stock Option Plan		
7.	To pass, with or without amendment, the Special Resolutions:		
	A. removing the application of the Pre-existing Company Provisions to the Company and altering the Company's Notice of Articles accordingly		
	B. cancelling the existing Articles of the Company and adopting a new form of Articles of the Company		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy other than the election of directors and the appointment of an auditor as identified in this Instrument of Proxy;

OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person or company you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, the proxyholder has discretionary authority to vote on that resolution as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted or withheld from voting accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or other matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the head office of the Company, 675 West Hastings Street, Suite 1205, Vancouver, British Columbia, V6B 1N2 (fax number 1-604-687-4991), or at the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax number 1-866-249-7775), by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof.

REQUEST FOR ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A

TO:

CANADIAN EMPIRE EXPLORATION CORP. (the "Company")

(CUSIP No. 135660)

In accordance with National Instrument No. 51-102 of the Canadian Securities Administrators, registered and non-registered (beneficial) shareholders may request annually to receive annual financial statements and the related management's discussion and analysis ("MD&A") and interim financial statements and the related MD&A of the Company for the current financial year. If you wish to receive such material, please complete and return this form to the registrar and transfer agent for the Company:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Yl
Attention: Stock Transfer Department

If you do not make the request below, you will not be sent the Company's Annual Financial Statements and related MD&A for the current financial year or the Company's Interim Financial Statements and related MD&A for the current financial year. These documents may be found on SEDAR at www.sedar.com and on the Company's website at http://www.canadianempire.com.

I certify that I am a registered/non-registered owner of common shares of the Company and request that I be placed on the Company's Mailing List in order to receive [Check one or both to effect the request]:

  [   ]    the Company's Annual Financial Statements and related MD&A

  [   ]    the Company's Interim Financial Statements and related MD&A

DATED:

, 2004.

Signature

Name of Registered/Non-Registered Shareholder - please print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected Financial Statements and related MD&A, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)